For Immediate Release

MDS Inc. Completes Name Change to Nordion Inc., and Corresponding Change to Stock Ticker Symbols

OTTAWA, Canada, October 26, 2010 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global health science market, today announced it will be formally changing its name to Nordion Inc., effective November 1, 2010. The Company name change was approved by a shareholder vote on March 11, 2010 at the Special Annual Shareholders Meeting.

In line with the name change to Nordion Inc., the corresponding ticker symbols under which the Company trades on the Toronto Stock Exchange and New York Stock Exchange will be changing to NDN and NDZ, respectively, effective November 1, 2010.

About MDS Inc.
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. We are a leading provider of innovative technologies for use in medical imaging and radiotherapeutics, and sterilization technologies benefiting the lives of millions of people in more than 65 countries around the world. Our products and services are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. MDS has more than 600 highly skilled employees in four locations. Find out more at www.mdsnordion.com.

CONTACTS:
MEDIA:
Tamra Benjamin
(613) 592-3400 x. 1022
tamra.benjamin@mdsinc.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@mdsinc.com

SOURCE: MDS